UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[X]	Annual report pursuant to section 15(d) of the securities exchange act of 1934
For the Fiscal Year Ended December 31, 2001

OR

[ ]	Transition report pursuant to section 15(d) of the securities exchange act of 1934
For the transition period from to

Commission File Number 1-1969

Arbitron 401(k) Plan

(Full title of the Plan)

Arbitron Inc.
(Name of issuer of the securities held pursuant to the plan)

Delaware	52-0278528
(State or other jurisdiction of	(I.R.S. employer identification No.)
Incorporation or organization)

142 West 57th Street
New York, New York 10019
(Address of principal executive offices of issuer) (Zip code)

(212) 887-1300
(Issuer’s telephone number, including area code)

ARBITRON 401(k) PLAN
Index To Financial Statements, Schedules, and Exhibits

Page Number

INDEPENDENT AUDITORS’ REPORT	3

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits — December 31, 2001	4

Statement of Changes in Net Assets Available for Benefits — For the Period from March 30, 2001 (Date of Inception) to December 31, 2001	5

Notes to Financial Statements — December 31, 2001	6

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i — Schedule of Assets (Held at end of Year) — December 31, 2001	10

SIGNATURE	11

EXHIBITS

Exhibit 23.01 — Consent of Independent Auditors	12

INDEPENDENT AUDITORS’ REPORT

The Retirement Committee of
    Arbitron Inc. and Participants
    of the Arbitron 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Arbitron 401(k) Plan (the “Plan”) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the period from March 30, 2001 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the period from March 30, 2001 (date of inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end) of year is presented for purposes of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Baltimore, Maryland
June 6, 2002

ARBITRON 401(k) PLAN
Statement of Net Assets Available for Benefits
December 31, 2001

Investments, at fair value:
Common stocks	$2,214,786
Mutual funds	22,232,326

24,447,112

Participant loans	378,203

Receivables:
Participant contributions	112,611
Employer contributions	466,739

579,350

Net assets available for benefits	$25,404,665

See accompanying notes to the financial statements.

ARBITRON 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Period from March 30, 2001 (Date of Inception) to December 31, 2001

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,055,515
Interest	15,856
Dividends	596,889

1,668,260

Contributions:
Participant	2,202,589
Rollovers	545,768
Employer	1,076,717

3,825,074

Transfers from the Ceridian Corporation 401(K) plans	21,006,223

Total additions	26,499,557

Deductions from net assets attributed to:
Benefits paid to participants	1,094,892

Net increase in net assets available for benefits	25,404,665
Net assets available for benefits
Beginning of period	—

End of period	$25,404,665

See the accompanying notes to the financial statements.

ARBITRON 401(k) PLAN
Notes to the Financial Statements
December 31, 2001

1.	Basis of Presentation

     Arbitron Inc. was formerly known as Ceridian Corporation (“Ceridian”). Prior to March 31, 2001, Ceridian was a publicly traded company, the principal lines of business of which were the human resource service businesses, the Comdata business, which provided transaction processing and regulatory compliance services for the transportation industry, and the radio audience measurement business.

     On March 30, 2001, Ceridian affected a reverse spin-off (the “spin-off”). In connection with the spin-off, the assets and liabilities associated with the human resource service businesses and Comdata subsidiaries were transferred to New Ceridian. The radio audience measurement business stayed with Ceridian. Ceridian then distributed the stock of New Ceridian to its existing stockholders. As a result, New Ceridian is now a separate publicly traded corporation. In connection with the spin-off, Ceridian changed its name to Arbitron Inc. (“Arbitron” or the “Company”) and affected a one-for-five reverse stock split, and New Ceridian changed its name to Ceridian Corporation.

     Prior to the spin-off, Arbitron’s United States employees participated in two 401(k) plans maintained by Ceridian. In connection with the spin-off, Arbitron created the Arbitron 401(k) Plan (the “Plan”), and the assets of Arbitron employees, that were participants in the Ceridian 401(k) plans, in the amount of $21,006,223, were transferred to the Plan on March 30, 2001. Among the assets transferred from the Ceridian plans to the Plan was Ceridian common stock. Participants in the Plan who invested in Ceridian common stock prior to the spin-off had until March 30, 2002 to divest since the Plan did not maintain Ceridian common stock as an investment option. Purchases of Ceridian stock were prohibited after March 30, 2001.

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. The Plan’s inception date is March 30, 2001, and therefore, the financial statements do not contain comparable statements for the year ended December 31, 2000. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.	Description of Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

     The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code, which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. Qualified employees, as defined by the Plan, who are U.S. citizens or resident aliens paid under the U.S. domestic payroll and who perform services for a participating employer primarily within the United States or on a temporary foreign assignment, are eligible to participate in the Plan. The Plan is administered by the Company through its Vice President of Employee Services and through its Retirement Committee, which is

ARBITRON 401(k) PLAN
Notes to the Financial Statements — Continued
December 31, 2001

appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trust Agreement

     Under the terms of a trust agreement between T. Rowe Price Trust Company (the “Trustee”) and the Company, the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker’s blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

Contributions

     Participants may direct their employer to contribute up to 17% of eligible earnings, as defined by the Plan, subject to certain limitations. During 2001, the Plan administrator, in accordance with the terms of the Plan, limited participant contributions on behalf of highly compensated participants, as defined by the Plan, to 8% of their eligible earnings. The Internal Revenue Code (“IRC”) limited the total salary deferral contributions of any participant to $10,500 for 2001.

     Company matching contributions were determined on the basis of 50% for 2001of a participant’s contributions, up to a maximum of 6% of eligible earnings (3% for participants who also participated in the Company’s defined benefit pension plan), and did not require the satisfaction of performance criteria. The year-end performance-based contribution resulted from the achievement of certain Company economic performance criteria and amounted to 22.5% for 2001 of a participant’s contribution during the year, up to a maximum of 6% of eligible compensation (3% for participants who also participated in the Company’s defined benefit pension plan), for participants who were employees on December 31, 2001. The Company made basic monthly matching contributions totaling $687,540 and declared a year-end performance matching contribution of $389,171 in 2001.

Participant Accounts and Vesting

     The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants in the Plan, who also participate in the Company’s defined benefit pension plan, are immediately vested in their contributions and employer contributions, plus actual earnings thereon. Participants in the Plan, who do not participate in the Company’s defined benefit pension plan, vest immediately in their pretax contributions and employer basic matching contributions, plus earnings thereon, and generally will acquire an interest in performance-based matching contributions in accordance with the following schedule:

Less than two years	0%
Two years	40%
Three years	60%
Four years	80%
Five or more years	100%

     Forfeitures of employer performance-based matching contributions are used to restore forfeited matching contributions, then, at the direction of the administrator, to pay expenses of administering the

ARBITRON 401(k) PLAN
Notes to the Financial Statements — Continued
December 31, 2001

Plan, and then to reduce future employer contributions. Forfeitures for the period ended December 31, 2001 were $3,162.

Withdrawals

     Participants who are age 59 1/2 or older may withdraw from their vested account balance. Additionally, participants who are employed by the Company may withdraw from their vested account balance for “financial hardship,” as defined by federal regulations or for total disability. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

Loans

     Participants may borrow up to 50% of their salary deferral contributions, rollover contributions, and investment earnings on those contributions. Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term loans (maturity of five years or less) and one long-term loan (maturity over five and not to exceed ten years) outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. The Plan administrator or a delegate approves each loan, and the Trustee maintains a loan receivable account for any participant with an outstanding loan.

Income Tax Status

     The Plan has applied for a determination letter from the Internal Revenue Service regarding the Plan’s tax qualification under the provisions of Section 401(a) of the IRC, and that the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the IRC. The Company believes the Plan operates in compliance with the applicable requirements of the Internal Revenue IRC. Contributions to the Plan will not be included in the participant’s taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant’s portion of earnings from the investments made with contributions under the Plan generally is not taxable until distributed or withdrawn.

Party-In-Interest

     The Trustee is a party-in-interest with respect to the Plan since the Trustee manages certain Plan investments. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

3.	Summary of Significant Accounting Policies

Investments and Income Recognition

     Investments are stated at their fair value. Investments in the Company’s common stock or Ceridian Corporation common stock are valued at closing prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Participant loans are valued at the principal amount plus accrued interest, which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions

ARBITRON 401(k) PLAN
Notes to the Financial Statements — Continued
December 31, 2001

thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

     Benefits are recorded when paid.

Costs and Expenses

     The Company pays costs and expenses of administering the Plan.

4.	Investments

     The following table summarizes the Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2001:

T. Rowe Price Trust Company Mutual Funds:

Equity Income Fund	$5,293,527
New Horizons Fund, Inc	4,089,116
Summit Cash Reserves Fund	3,272,843
Equity Index 500 Fund	2,084,635
Small-Cap Value Fund	1,702,154
Capital Appreciation Fund	1,547,144
International Stock Fund	1,293,037

     During the period from March 30, 2001 (Date of Inception) to December 31, 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value by $1,055,515 as follows:

Mutual funds	$725,139
Common stock	330,376

$1,055,515

5.	Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such manner as the Company may determine.

ARBITRON 401(k) PLAN
Schedule H, Line 4i, — Schedule of Assets (Held at End of Year)
December 31, 2001

Current
Identity of Issue and Description	Value (1)

Common stock
Arbitron Inc.*	$1,007,455
Ceridian Corporation	1,207,331

2,214,786

T. Rowe Price Trust Company* mutual funds
Equity Income Fund	5,293,527
New Horizons Fund Inc.	4,089,116
Summit Cash Reserves Fund	3,272,843
Equity Index 500 Fund	2,084,635
Capital Appreciation Fund	1,547,144
Small-Cap Value Fund	1,702,154
International Stock Fund	1,293,037
Balanced Fund, Inc.	1,116,042
New Income Fund	1,027,250
Science and Technology Fund	314,986
International Discovery Fund	86,308

21,827,042

Other mutual funds

Janus Growth and Income Fund	405,284

Participant loans with interest rates ranging from 6.75% to 9.50%	378,203

$24,825,315

(1)  Current value is based on quoted market prices, except for participant loans, which is based on principal and interest outstanding, which approximates fair value.

*     Party-in-interest

See accompanying Independent Auditors’ Report.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                    ARBITRON 401(k) PLAN

By:	/s/ WILLIAM J. WALSH

William J. Walsh
Executive Vice President of Finance and Planning and Chief Financial Officer of Arbitron Inc.,
Chairman of the Retirement Committee of the Arbitron 401(k) Plan

Date:	June 27, 2002